Contact

www.linkedin.com/in/steve-pyle-4a77a629 (LinkedIn)

Steve Pyle

Business Owner
San Marcos, California, United States

Experience

Plant Source, Inc.
Horticultural Business Owner

Plant Source, Inc.
President
February 2001 - Present (22 years 11 months)
United States